UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of May 2009

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION

(Translation of registrant’s name in English)

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☐ 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes:  ☐   No:  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: May 1, 2009

NEWS RELEASE TRANSMITTED BY CNW

FOR:                     Sierra Wireless, Inc.

TSX:  SW

NASDAQ:  SWIR

April 30, 2009

Sierra Wireless Reports First Quarter 2009 Results

VANCOUVER, BRITISH COLUMBIA — Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) is reporting first quarter 2009 results.

Our results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles.

“In the first quarter of 2009, we posted better than expected financial results, introduced and launched several market leading products and completed our acquisition of Wavecom,” said Jason Cohenour, President and Chief Executive Officer.  “Our first quarter revenue, non-GAAP earnings and cash flow from operations were all better than expected.  We launched the world’s first HSPA+ products with Telstra in Australia and CSL in Hong Kong, while also introducing new embedded module solutions and launching important high volume successor products with key customers.

While executing on our business, we were also able to complete our acquisition of Wavecom and acquire the voting rights required to implement the squeeze out of the remaining shareholders.  We built strong momentum with our integration activities and demonstrated the power of our combination at the CTIA conference in April and with key customers.  We firmly believe that this combination will establish Sierra Wireless as a uniquely positioned global leader in wireless for mobile computing and M2M.

As we look forward, we are focused on continued strong business execution in a challenging environment and a successful integration with Wavecom. We remain confident that when the business cycle strengthens, we will be well positioned with a broad and diversified product line, a long list of blue chip customers and partners, a strong global presence and an excellent team.”

Q1 2009 Financial Results - GAAP

Our revenue for the first quarter of 2009 amounted to $111.4 million, gross margin was $30.7 million, or 27.6% of revenue, operating expenses were $41.0 million, loss from operations was $10.3 million and our net loss was $23.7 million, or loss per share of $0.76.

Q1 2009 Financial Results — Non-GAAP

Our non-GAAP results exclude the results of Wavecom from the date of acquisition until March 31, 2009, transaction costs related to Wavecom, restructuring costs, integration costs, stock based compensation expense, acquisition related amortization, and foreign exchange gains and losses and interest expense related to the Wavecom acquisition.  Adjusting for these amounts, our non-GAAP results for Q1 2009 are as follows:

(in millions of U.S. dollars)	Q1 09	Q1 08

Revenue — GAAP	$111.4	$141.9
Wavecom revenue from March 1, 2009 to March 31, 2009	(11.0)	—
Revenue — Non-GAAP	$100.4	$141.9

Gross margin — GAAP	$30.7	$39.3
Wavecom gross margin from March 1, 2009 to March 31, 2009	(3.5)	—
Stock-based compensation	0.1	0.1
Gross margin — Non-GAAP	$27.3	$39.4

Earnings (loss) from operations — GAAP	$(10.3)	$11.4
Wavecom loss from operations from March 1, 2009 to March 31, 2009	3.0	—
Transaction costs	6.5	—
Restructuring costs	1.1	—
Integration costs	0.3	—
Stock-based compensation	2.0	1.6
Acquisition related amortization	2.2	1.0
Earnings from operations — Non-GAAP	$4.8	$14.0

Net earnings (loss) — GAAP	$(23.7)	$9.7
Wavecom net loss from March 1, 2009 to March 31, 2009	3.0	—
Transaction, restructuring, integration, stock-based compensation and acquisition amortization costs, net of tax	11.9	1.8
Unrealized foreign exchange loss	9.1	—
Interest expense	4.3	—
Non-controlling interest	(0.3)	—
Net earnings — Non-GAAP	$4.3	$11.5

Diluted earnings (loss) per share — GAAP	$(0.76)	$0.31
Diluted earnings per share — Non-GAAP	0.14	0.37

On a non-GAAP basis, results for the first quarter of 2009, relative to guidance provided on February 10, 2009 are as follows:

First quarter revenue for 2009 of $100.4 million was better than our guidance of $93.0 million. Our earnings from operations were $4.8 million, better than our guidance of a loss from operations of $0.5 million.  Our net earnings of $4.3 million, or diluted earnings per share of $0.14, were better than our guidance of net earnings and diluted earnings per share of nil.

On a non-GAAP basis, results for the first quarter of 2009, compared to the first quarter of 2008 are as follows:

First quarter revenue decreased by 29% to $100.4 million in 2009, compared to $141.9 million for the same period in 2008. Gross margin for the first quarter of 2009 was 27.2% of revenue, compared to 27.8% for the same period in 2008. Operating expenses were $22.4 million and earnings from operations were $4.8 million in the first quarter of 2009, compared to $25.5 million and $14.0 million, respectively, in the same period of 2008. Net earnings for the first quarter of 2009 were $4.3 million, or diluted earnings per share of $0.14, compared to net earnings of $11.5 million, or diluted earnings per share of $0.37, in the same period of 2008.  Our weighted average shares outstanding used in calculating earnings per share decreased to 31.0 million in the first quarter of 2009 from 31.4 million in the prior year because our options outstanding did not have any dilutive impact and we had repurchased  shares under our normal course issuer bid.

On a non-GAAP basis, results for the first quarter of 2009, compared to the fourth quarter of 2008 are as follows:

Revenue for the first quarter of 2009 decreased by 24% to $100.4 million, compared to $132.9 million in the fourth quarter of 2008. Gross margin was 27.2% of revenue in the first quarter of 2009, compared to 27.5% in the fourth quarter of 2008. Operating expenses were $22.4 million and earnings from operations were $4.8 million in the first quarter of 2009, compared to $25.5 million and $11.1 million, respectively, in the fourth quarter of 2008. Net earnings for the first quarter of 2009 were $4.3 million, or diluted earnings per share of $0.14, compared to net earnings of $11.2 million, or diluted earnings per share of $0.36, in the fourth quarter of 2008.

Our balance sheet remains strong, with $145.1 million of cash, cash equivalents and short-term investments at March 31, 2009.  Of the $145.1 million, $29.5 million is restricted cash that provides security for the letter of credit issued in connection with the acquisition of Wavecom.  In the first quarter of 2009, we generated $10.5 million of cash from operations on a GAAP basis.  On a non-GAAP basis, we generated approximately $4.5 million of cash from operations.

First Quarter and Recent Highlights Included:

•                  We launched our USB 598 modem for EV-DO Rev A networks with Sprint for use on the Sprint Mobile Broadband Network.

•                  We announced that our USB 598 is available for use on the Verizon Wireless network, following successful completion of testing under the operator’s Open Development Initiative.

•                  We introduced our USB 306 and USB 307, the world’s first mobile broadband USB modems for HSPA+ networks. The new modems nearly triple the speed of other mobile broadband devices, with peak download speeds of 21 megabits per second (Mbps), making them the fastest mobile broadband devices available.

•                  Our new USB modem for HSPA+ networks became commercially available in Telstra’s retail stores.  The Next G Turbo 21 modem, also known as the Sierra Wireless USB 306, is the world’s first commercially available HSPA+ mobile broadband modem.

•                  CSL Limited, a mobile network operator in Hong Kong, selected two Sierra Wireless USB modems to provide high-speed wireless connectivity for notebook computer users on the CSL network. The 1010 Next G Express 7, an HSPA USB modem also known as the Compass 889, is currently available and the 1010 Next G Express 21, an HSPA+ USB modem also known as the USB 306, is expected to be available in April through CSL’s retail brands and enterprise channels.

•                  In February, we collaborated with Telefónica to demonstrate HSPA+ mobile broadband technology at Mobile World Congress in Barcelona, using the new Sierra Wireless USB 306.

•                  We introduced our AirCard 402 for EV-DO Rev A networks, a 2-in-1 mobile broadband card designed to fit both PC card and ExpressCard slots, ensuring compatibility for future notebook upgrades.  Our AirCard 402 commenced commercial shipments in Q1 and was launched by Sprint early in Q2.

•                  We introduced our new embedded module for HSPA+ networks, the MC8700, that allows OEMs to take advantage of the fastest mobile broadband speed available worldwide.  Our MC8700 offers downlink speeds of up to 21 Mbps and uplink speeds of up to 5.76 Mbps.

•                  Magneti Marelli, a broad range automotive supplier, selected our mobile broadband embedded modules with EMConnect™ firmware features for integration into its telematics products for safety, entertainment and satellite navigation applications.

•                  We introduced our new AirLink Helix line of integrated 3G wireless routers that provide critical business continuity and remote site connectivity with onboard intelligence, extensive routing features and comprehensive remote management capabilities.

•                  We announced that our AirLink line of intelligent Mobile and M2M (machine-to-machine) gateways, initially the PinPoint X and the Raven X, are expected to be available in Australia in the second quarter of 2009.

•                  Wavecom and Telenor Connexion signed an agreement that allows them to offer a solution that provides easy accessibility to Telenor’s network with Wavecom Wireless CPU devices by embedding the Telenor Connexion SIM component into the Wavecom devices. This solution targets high-volume applications such as telematics systems for automotive, on-board equipment for intelligent transport systems and smart meters for utility companies.

•                  We announced our first technology collaboration with Wavecom with our EVDO Fastrack Extreme, a wireless CPU that is equipped with our MC5727 EV-DO Rev A embedded module.

•                  Our test laboratories in Richmond, BC, Canada and Carlsbad, CA, USA were granted CTIA Authorized Test Lab status which allows our OEM customers to undergo Over The Air (OTA) performance testing in our facilities, rather than having to send their solutions to an outside lab, thereby streamlining the development and launch process.

•                  We announced the expansion of our patent-pending TRU-Flow™ technology to include interoperability with Sierra Wireless EV-DO products. First launched in the company’s HSPA product line in 2007 to address the issue of reduced data transfer speed during simultaneous upload and download, TRU-Flow is the only technology in the world to improve web page load times during uplink congestion, even with a virtual private network connection enabled.

Acquisition of Wavecom S.A.

On December 2, 2008, we announced an all-cash offer to purchase the ordinary shares and OCEANE convertible bonds (“OCEANEs”) of Wavecom S.A. (“Wavecom”), a global leader in wireless M2M solutions.  The total value of the transaction was approximately €218 million, representing an enterprise value of approximately €85.5 million.  We made a cash offer of €8.50 per ordinary share of Wavecom, and €31.93 per OCEANE.  The transaction was implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all American Depository Shares (“ADSs”) representing Wavecom’s ordinary shares and all OCEANEs issued by Wavecom.  On February 27, 2009, we completed our acquisition of 90.57% of the voting rights of Wavecom and on March 11, 2009, we announced the re-opening of the tender offer for a subsequent offering period which expired on March 31, 2009.

In total, the first offer and subsequent offer resulted in 14,401,859 ordinary shares (including ordinary shares represented by ADSs) and 2,571,037 OCEANEs being tendered. In addition, we also purchased 160,643 Wavecom ordinary shares on the market during the subsequent offering period.  Taking into account the treasury shares and the shares held by officers and employees that are subject to put/call arrangements, as of the close of the subsequent offering period, we had acquired 95.4% of the voting rights of Wavecom.

In accordance with applicable laws and regulations, we intend to implement a squeeze-out of the Wavecom shares and OCEANEs that have not been tendered to the offer and to request the delisting of Wavecom shares and OCEANEs from Euronext and ADSs from Nasdaq.  We expect the squeeze-out and delisting to be completed during the second quarter of 2009.

We expect the combination to establish Sierra Wireless as a uniquely positioned global leader in wireless for mobile computing and M2M.  We expect the acquisition to significantly expand our position in the global M2M market and increase our scale and capabilities in Europe and Asia.

Expense Reduction Program

On January 29, 2009, we implemented an expense reduction program that is expected to reduce labor costs by approximately $5.5 million on an annualized basis.  This program, which was completed during the first quarter of 2009, included the elimination of approximately 56 positions, representing 10% of our workforce.  In the first quarter of 2009, we incurred a pre-tax charge of approximately $1.6 million, which includes $0.5 million of stock-based compensation expense.  The organizational changes included the resignation of Mr. Trent Punnett, Senior Vice-President, Marketing and Corporate Development.

Financial Guidance

The following guidance for the second quarter of 2009 reflects our current business indicators and expectations. This guidance is presented on a non-GAAP basis, which excludes Wavecom transaction and integration costs, restructuring costs, stock-based compensation expense, acquisition amortization and foreign exchange on amounts related to the Wavecom acquisition.

Our guidance for the second quarter of 2009 reflects the uncertain macro economic environment.  Our guidance also includes some revenue contribution from expected new product launches and the uncertainties associated with these launches could affect our ability to achieve guidance.

Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented below. All figures are approximations based on management’s current beliefs and assumptions.

	Sierra	Wavecom	Consolidated
Q2 2009 Guidance	Non-GAAP	Non-GAAP	Non-GAAP

Revenue	$108.0 million	$31.0 million	$139.0 million
Earnings (loss) from operations	$7.5 million	$(9.5) million	$(2.0) million
Net loss			$(2.0) million
Loss per share			$(0.06) /share

Conference Call, Webcast and Instant Replay

We will host a conference call to review our results on Thursday, April 30, 2009 at 2:30 PM PDT, 5:30 PM EDT. You can participate in the conference call either via telephone or webcast. To participate in this conference call, please connect approximately ten minutes prior to the commencement of the call.

Telephone participation:

Please dial the following number:

1-800-732-6179   Passcode:  Not required

or

1-416-644-3416   Passcode:  Not required

Webcast (to listen):

The Company will also broadcast its conference call over the Internet. To access the web broadcast, click on this URL or enter:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2561240

This webcast event will be optimized for Microsoft Windows Media Player version 9. To download go to:

http://www.microsoft.com/windows/windowsmedia/download.

Should you be unable to participate, Instant Replay (audio) will be available following the conference call for 7 business days.

Audio only dial: 1-877-289-8525 or 1-416-640-1917

Passcode:  21299390#

The webcast will be available at the above link for 90 days following the call.

We look forward to having you participate in our call.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements in this press release include all financial guidance for the second quarter of 2009, and all other disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this press release and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”,

“plans”, “anticipates”, “continue”, “growing”, “expanding”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in our Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond our control. Consequently, all forward-looking statements in this press release are qualified by this cautionary statement and we cannot assure you that actual results, performance, achievements or developments that we anticipate will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR — TSX: SW) modems and software connect people and systems to mobile broadband networks around the world. The Company offers a diverse product portfolio addressing enterprise, consumer, original equipment manufacturer, specialized vertical industry, and machine-to-machine markets, and provides professional services to customers requiring expertise in wireless design, integration and carrier certification. For more information about Sierra Wireless, visit www.sierrawireless.com.

“AirCard” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

About Wavecom

Wavecom is a leading provider of embedded wireless technology for M2M communication. The company provides a range of GSM/GPRS, CDMA, EDGE and 3G Wireless CPUs; programmable processors which also act as wireless modules or wireless modems. These are backed by a C and Lua-based cellular wireless software suite which includes a real-time operating system (RTOS), a software development environment based on Eclipse™, and several Plug-Ins (GPS, TCP/IP, security, Bluetooth™, Lua script and more). The company also offers a wide range of professional and operated services. Wavecom solutions are used for automotive telematics, smart metering, fleet management, GSM/GPS/satellite tracking, wireless alarms, wireless POS (point of sales), WLL (fixed voice), remote monitoring and many other M2M applications.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1181

Website: www.sierrawireless.com

Email: investor@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Retained Earnings (Deficit)

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (“GAAP”))

(Unaudited)

Three months ended March 31,	2009	2008

Revenue	$111,407	$141,949
Cost of goods sold	80,697	102,614
Gross margin	30,710	39,335

Expenses:
Sales and marketing	8,974	7,835
Research and development	15,014	13,769
Administration	6,074	5,084
Acquisition costs	6,522	—
Restructuring	1,726	—
Integration	254	—
Amortization	2,420	1,281
	40,984	27,969
Earnings (loss) from operations	(10,274)	11,366
Foreign exchange gain (loss)	(9,923)	625
Other income (expense)	(4,022)	1,834
Earnings (loss) before income taxes	(24,219)	13,825
Income tax expense (recovery)	(267)	4,148
Net earnings (loss)	(23,952)	9,677
Net loss attributable to the non-controlling interest	(287)	—
Net earnings (loss) attributable to Sierra Wireless, Inc.	(23,665)	9,677
Retained earnings (deficit), beginning of period	21,273	(40,602)
Deficit, end of period	$(2,392)	$(30,925)

Earnings (loss) per share attributable to Sierra Wireless, Inc.:
Basic	$(0.76)	$0.31
Diluted	$(0.76)	$0.31

Weighted average number of shares (in thousands):
Basic	31,032	31,341
Diluted	31,032	31,427

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

	Mar 31 2009	Dec 31 2008
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$76,041	$63,258
Restricted cash	29,476	191,473
Short-term investments	39,536	18,003
Accounts receivable	86,360	67,058
Inventories	39,895	33,031
Deferred income taxes	5,474	5,565
Prepaid expenses	12,152	6,233
	288,934	384,621

Fixed assets	36,334	22,935
Intangible assets	76,219	15,291
Goodwill	99,900	33,013
Deferred income taxes	2,186	2,296
Other	5,457	4,230
	$509,030	$462,386

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$62,066	$38,631
Accrued liabilities	53,996	47,568
Deferred revenue and credits	1,873	683
Current portion of long-term obligations	493	193
Current portion of obligations under capital leases	344	—
	118,772	87,075

Long-term obligations	1,258	316
Obligations under capital leases	307	—
Other long-term liabilities	34,495	14,789
Deferred income taxes	2,556	2,758

Shareholders’ equity:
Share capital	325,893	325,893
Treasury shares, at cost	(3,005)	(1,487)
Additional paid-in capital	13,621	12,518
Retained earnings (deficit)	(2,392)	21,273
Accumulated other comprehensive income (loss)	188	(749)
	334,305	357,448
Non-controlling interest in Wavecom S.A.	17,337	—
Total shareholders’ equity	351,642	357,448
	$509,030	$462,386

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

Three months ended March 31,	2009	2008
Cash flows from operating activities:
Net earnings (loss)	$(23,665)	$9,677
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities
Amortization	6,746	3,771
Stock-based compensation	2,103	1,638
Deferred income tax	(5)	(116)
Loss on disposal	1	75
Unrealized foreign exchange loss on restricted cash	15,719	—
Unrealized foreign exchange loss on term loan	1,215	—
Non-controlling interest	(287)	—
Changes in operating assets and liabilities
Accounts receivable	18,858	(18,745)
Inventories	517	(5,139)
Prepaid expenses and other assets	6,276	1,381
Accounts payable	(9,080)	17,402
Accrued liabilities	(8,239)	7,230
Deferred revenue and credits	295	(156)
Net cash provided by operating activities	10,454	17,018

Cash flows from investing activities:
Business acquisition, net of cash acquired of $139,785	(6,918)	—
Acquisition of OCEANE convertible bonds	(104,767)	—
Decrease in restricted cash	146,277	—
Deferred acquisition costs	—	(529)
Purchase of fixed assets	(2,476)	(4,909)
Increase in intangible assets	(1,027)	(289)
Purchase of short-term investments	(21,950)	(37,572)
Proceeds on maturity of short-term investments	469	46,197
Net cash provided by investing activities	9,608	2,898

Cash flows from financing activities:
Proceeds on issuance of term loan	102,716	—
Repayment of term loan	(103,931)	—
Financing costs	(3,921)	—
Issuance of common shares, net of share issue costs	—	77
Purchase of treasury shares for RSU distribution	(2,518)	—
Proceeds on exercise of Wavecom options	4,148	—
Principal payment on obligations under capital leases	(31)	—
Repayment of long-term liabilities	(501)	(93)
Net cash used in financing activities	(4,038)	(16)

Effect of foreign exchange changes on cash and cash equivalents	(3,241)	—

Net increase in cash and cash equivalents	12,783	19,900
Cash and cash equivalents, beginning of period	63,258	83,624
Cash and cash equivalents, end of period	$76,041	$103,524